BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

March 28, 2008

VIA EDGAR AND COURIER SERVICE

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Pamela A. Long

    Assistant Director

    Division of Corporate Finance

    Mail Stop 7010

DENVER OFFICE

1899 WYNKOOP STREET

DENVER, CO 80202

TELEPHONE: (303) 592-3100

FACSIMILE: (303) 592-3140

CHICAGO OFFICE

COURTHOUSE PLACE

54 WEST HUBBARD STREET

CHICAGO, IL 60610

TELEPHONE: (312) 494-4400

FACSIMILE: (312) 494-4440

Re:	Real Goods Solar, Inc.

Registration Statement on Form S-1/A

File No. 333-149092

Dear Ms. Long:

Real Goods Solar, Inc. is filing Amendment Number 1 to its Registration Statement on Form S-1, File No. 333-149092 today. This letter responds to your letter dated March 6, 2008 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing.

Real Goods’ responses to the Staff’s comments follow the numbered comments contained in the March 6, 2008 letter, which we have reproduced below. Where applicable, the revised pages or sections of the amended Registration Statement have been referenced. Unless otherwise indicated, all page references contained herein are to the pages of the “marked” version of the Registration Statement, three copies of which are enclosed herewith for your convenience.

General

1.	Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request. Please note that you should indicate on the first page of the public copy of the exhibit and in the exhibit index that certain portions of the exhibit have been omitted based upon a request for confidential treatment. You also should note that the non-public information has been filed with the Commission.

Company Response: In response to the Staff's comment, we have indicated on the first page of the public copy of the exhibits with respect to which we have requested confidential treatment, and in the exhibit index, that certain portions of the exhibit have been omitted based upon a request for confidential treatment. We have also indicated that the non-public information has been filed separately with the Commission.

2.	Also prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Company Response: In response to the Staff's comment, we will arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call the Staff to confirm that FINRA has finished its review and has no additional concerns regarding our underwriting arrangements, or we will send the Staff a copy of the confirmation letter that we receive from FINRA.

3.	We note a number of blank spaces throughout your registration statement for information that you are not allowed to omit under Rule 430A of the Securities Act, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Company Response: In response to the Staff's comment, we have supplied information for such of the blank spaces in the amendment to the registration statement (S-1/A) filed with the Commission on March 28, 2008 for which we had information. We acknowledge our obligation to provide additional required information and will allow the Staff sufficient time to review our completed filing prior to any distribution of preliminary prospectuses.

4.	Please correct the Primary Standard Industrial Classification Code number (8711).

Company Response: In response to the Staff's comment, we have corrected our Primary Standard Industrial Classification Code number to 8711.

5.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion and underwriting agreement. We must review these documents before the registration statement is declared effective and we may have additional comments.

Company Response: In response to the Staff's comment, we have filed the following exhibits with the amendment to our registration statement (S-1/A) filed with the Commission on March 28, 2008, and will file additional exhibits with subsequent amendments to our registration statement:

Exhibit 3.1 — Articles of Incorporation of Real Goods

Exhibit 3.2 – Bylaws of Real Goods

Exhibit 5.1 – Opinion of Bartlit Beck Herman Palenchar & Scott LLP

Exhibit 10.1 – Real Goods 2008 Long-Term Incentive Plan

Exhibit 10.2 – Form of Real Goods Solar, Inc. Employee Stock Option Agreement

Exhibit 10.3 – (Redacted) Stock Purchase Agreement by and among Marin Solar, Inc., Roy Phillips, Jan Phillips and Real Goods Marin, Inc.

Exhibit 10.4 – (Redacted) Asset Purchase Agreement among Carlson Solar, Mary Carlson, Scott Carlson, Brittany Carlson, Brandon Carlson and Real Goods Carlson, Inc.

Exhibit 10.5 – Registration Rights Agreement

Exhibit 23.2 – Consent of Ehrhardt Keefe Steiner & Hottman PC

6.	We note that some of the comments we raise below also relate to other parts of the prospectus. Please make conforming changes to other sections of the prospectus where you discuss matters addressed by a particular comment.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Company Response: In response to the Staff's comment, we have attempted to make conforming changes to each of the other sections of the prospectus where such changes would be called for by any of the Staff’s comments on another section of the prospectus.

7.	The company may not, and should not create the impression, that it disclaims responsibility for any of the information in the prospectus. Therefore, please remove the last two sentences on the “Table of Contents” page relating to information prepared by third parties, and statements found on pages 24 and 66 that information is “for informational purposes only” or is a “general discussion”, and any similar qualifications of disclosure elsewhere in the document.

Company Response: In response to the Staff's comment, we have removed the last two sentences on the “Table of Contents” page relating to information prepared by third parties, and have removed statements found on pages 24 and 69 that information is “for informational purposes only” or is a “general discussion.” However, we call to the Staff’s attention that the disclosure we have provided on pages 69 and 70 under the heading “Material U.S. Federal Income Tax Consequences to non-U.S. Shareholders” is a summary of some, but not all, U.S. federal income tax considerations that may be relevant to a non-U.S. shareholder, as has been and continues to be stated in the sections under this heading.

Prospectus Summary, page 1

Overview, page 1

8.	At the forepart of your summary, please inform the investors that Real Goods Solar, Inc. is a recently formed Colorado corporation and a wholly owned subsidiary of Gaiam, Inc., a publicly traded company. Further disclose that prior to January 29, 2008 you did not exist as a separate legal entity and have no history of operating as a stand-alone business.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 1 in the forepart of the section entitled “Prospectus Summary” to include the following sentences: “We are a Colorado corporation formed on January 29, 2008 and a wholly owned subsidiary of Gaiam, Inc. which is a publicly traded company. Prior to January 29, 2008, we did not exist as a separate legal entity and have no history of operating as a stand-alone business.”

9.	Please provide the factual basis of your assessment that you “… are a leading residential solar energy integrator...” Disclose the measure by which you are ranked “number one” in California.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 1 of the section entitled “Prospectus Summary—Overview,” on page 30 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and on page 39 of the section entitled “Business—Introduction” to include the following sentence: “We are a leading residential solar energy integrator.”

We further advise the Staff that according to data published by the California Energy Commission, as of the end of 2007 we (Real Goods together with Carlson Solar and Marin Solar) ranked as the second largest solar energy integration company in California. This information reflecting solar PV system installations completed in California between December 12, 2001 and January 4, 2008 is available on the California Energy Commission’s website at:

http://www.energy.ca.gov/renewables/emerging_renewables/COMPLETED_BEFORE_1-1-05.XLS and at

http://www.energy.ca.gov/renewables/emerging_renewables/COMPLETED_SYSTEMS.XLS.

In addition, we advise the Staff that, according to the Solarbuzz U.S. Grid Connect PV Report 2007, California constituted 63% of the total U.S. market for grid-connected solar energy systems in 2006. (2007 data is not yet available.)

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

10.	Your presentation of information in the Summary should be balanced. Therefore, please disclose your historical net revenue for the fiscal year ended December 31, 2007 ($ 15.9 million) as a basis for comparison to your 2006 revenue ($16.8 million). If you include the pro forma amount for 2007 ($32.7 million), clarify that this reflects the acquisition of Marin Solar and Carlson Solar as if those transactions had occurred on January 1, 2007.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 1 of the section entitled “Prospectus Summary—Overview” and on page 39 of the section entitled “Business—Introduction” to include the following sentences: “For the fiscal year ended December 31, 2007, our net revenue was $18.9 million, and for the fiscal year ended December 31, 2006, our net revenue was $16.8 million. On a pro forma basis (giving effect to the acquisitions of Marin Solar and Carlson Solar as if such transactions had occurred on January 1, 2007), for the fiscal year ended December 31, 2007, our net revenue was $32.7 million and we generated a 30.0% gross margin and $1.0 million of income from operations.”

11.	In the third paragraph you state that you cross-market other renewable energy lifestyle products and services to the “community of customers.” Please briefly elaborate on the other products and services you sell.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 1 of the section entitled “Prospectus Summary—Overview,” to include the following summary sentence: “We also generate leads by selling solar and other renewable energy and sustainable living products and resources through our nationally distributed catalog and website.”

We have also revised the disclosure contained on page 30 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and on page 39 of the section entitled “Business—Introduction” to include the following sentences: “We also generate leads by selling solar and other renewable energy and sustainable living products and resources through our nationally distributed catalog and website, including books and DVDs on renewable energy and sustainable living, products for solar and other water heating, green building products and systems, air purification products, water conservation and purification products and other solar and sustainable living related products.”

12.	In the fourth paragraph, please provide a basis for making claims such as your solar energy systems use the “highest quality solar PV modules from industry-leading manufacturers . . .” Please make conforming changes throughout the prospectus where you address issues raised by this comment.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 1 of the section entitled “Prospectus Summary—Overview,” on page 30 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and on page 39 of the section entitled “Business—Introduction” to include the following summary sentence: “Our solar energy systems use high-quality solar PV modules from manufacturers such as Sharp, SunPower and Kyocera Solar.”

We further advise the Staff that the solar PV manufacturers Sharp, SunPower and Kyocera Solar are each identified by Navigant Consulting as ranking in the top ten solar PV manufacturers in 2007 in terms of sales, and each of these manufacturers’ products are also approved by the Underwriters Laboratories and the California Energy Commission.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

13.	Further, please explain what “sustainable living resources” are or provide examples.

Company Response: In response to the Staff's comment, we have included examples of sustainable living resources in the disclosure that we added in the second part of our response to Staff comment 11.

Growth Strategy, page 2

14.	In the “Make a difference in the world” bullet point, please explain the basis for your estimate of energy savings.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 3 of the section entitled “Prospectus Summary—Growth Strategy” to include the following sentences: “We calculated this energy savings by estimating how many kilowatt-hours were saved over the life of these products by their use, and estimating that U.S. power plants generate an average of 1.5 pounds of carbon dioxide in producing 1 kilowatt of electricity. For example, a 15 watt compact fluorescent light bulb saves 45 watts per hour and lasts 10,000 hours and therefore saves 450 kilowatts and prevents the generation of 675 pounds of carbon dioxide over its product life.”

We have also revised the disclosure contained on page 40 of the section entitled “Business—Growth Strategy—Make a Difference in the World: to include the following sentences: “We calculated this energy savings by estimating how many kilowatt-hours were saved over the life of these products by their use, and estimating that U.S. power plants generate an average of 1.5 pounds of carbon dioxide in producing 1 kW of electricity. For example, a 15 watt compact fluorescent light bulb saves 45 watts per hour and lasts 10,000 hours and therefore saves 450 kW and prevents the generation of 675 pounds of carbon dioxide over its product life.”

Competitive Advantages, page 3

15.	Given your narrow geographical concentration as noted in your risk factor “We derive all of the revenue from our solar energy integration services from sales in two states” on page 10, please explain the basis for your statement that “We believe we are recognized as the original and most experienced solar energy integrator.”

Company Response: In response to the Staff's comment, we have removed this sentence from page 3 of the section entitled “Prospectus Summary—Competitive Advantages” and from page 40 of the section entitled “Business—Competitive Advantages.”

16.	In the fifth bullet point, briefly explain why your direct relationships with manufacturers are unique, and why other competitors can not also purchase direct from manufacturers. Include a more detailed explanation elsewhere in the prospectus.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 3 of the section entitled "Prospectus Summary—Competitive Advantages" and on page 41 of the section entitled “Business—Competitive Advantages” to include the following sentence: “Our financial strength and market position enable us to purchase directly from these manufacturers which lowers our purchasing costs relative to those of our competitors that are only able to purchase through third-party distributors.”

We further advise the Staff that in our industry, manufacturers typically sell directly only to the top group of installation companies.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

17.	In the last bullet point, please provide the factual basis and/or the data upon which you base your conclusion that you believe that you generate industry-leading gross margins.

Company Response: In response to the Staff's comment, we have removed this sentence from page 4 of the section entitled “Prospectus Summary—Competitive Advantages” and from page 41 of the section entitled “Business—Competitive Advantages.”

Risk Factors, page 8

18.	Please remove the last: sentence of the introductory language to the Risk Factors section. You must describe all material risks that are presently known to you.

Company Response: In response to the Staff's comment, we have removed this sentence from page 8 of the section entitled “Risk Factors.”

We derive all of the revenue from our solar energy integration services from sales in two states, page 10

19.	The risk as presented seems incomplete. Please revise to further identify the risk and the potential harm to your business. Please also tell us what consideration you have given to adding lack of business diversification as a risk factor under this or another appropriate subheading.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 10 of the section entitled “Risk Factors Related to Our Business and Our Industry” to include the following sentences: “We currently derive all of the revenue from our solar energy integration services from projects in California and Colorado. This geographic concentration exposes us to growth rates, economic conditions, and other factors that may be specific to those states to which we would be less subject if we were more geographically diversified. The growth of our business will require us to expand our operations in California and Colorado and to commence operations in other states. Any geographic expansion efforts that we may make may not be successful, which would limit our growth opportunities.”

Because the solar energy system installation market is highly competitive ..., page 12

20.	We note your discussion here and on page 47 regarding competition. You state that some of your competitors do not have experience, systems or capital, and that the solar energy industry is in its early stages of development, and most of the competitors are privately held companies with limited resources and operating histories. Please explain what competitive risk is posed by these companies, particularly in view of your statements regarding your long operating history and wide brand recognition.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 12 of the section entitled “Risk Factors Related to Our Business and Our Industry” to include the following sentence: “We currently compete with a large number of relatively small installers and integrators, some of which do not have extensive industry experience and may lack adequate systems and capital, but some of which benefit from operating efficiencies or from having lower overhead, which enables them to offer lower prices.”

In response to the Staff's comment, we have also revised the disclosure contained on page 48 of the section entitled “Business—Competition” to include the following sentence: “The solar

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

energy industry is in its early stages of development and is highly fragmented, consisting of many small, privately held companies with limited resources and operating histories but some of which benefit from operating efficiencies or low overhead requirements.”

An increase in interest rates could make it difficult for customers to finance the cost of solar energy systems ..., page 13

21.	If your sales are materially dependent on the ability of customers to obtain credit, please identify, if known, the approximate percentage of your costumer [sic] base or your revenue that relies on such financing arrangements in order to give investors a better sense of the magnitude of this risk.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 13 of the section entitled “Risk Factors Related to Our Business and Our Industry” to include the following sentence: “Currently, approximately 40% of our customers rely on some form of third-party financing, including home equity loans, to purchase solar energy systems.”

Risk Factors Related to our Relationship with Gaiam, page 14

22.	If material, please disclose risks associated with any indemnity provisions of the intercorporate services agreement or your other agreements or arrangements with Gaiam where you may have indemnification obligations relating to your past or ongoing relationship with Gaiam.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 15 of the section entitled “Risk Factors Related to our Relationship with Gaiam” to include the following sentences: “In addition, we will have indemnification obligations under the tax, intercorporate services and registration rights agreements we will enter into with Gaiam, and disputes between us and Gaiam may result in claims for indemnification. However, we do not currently expect that these indemnification obligations will materially affect our potential liability compared to what it would be if we did not enter into these agreements with Gaiam.”

Our historical financial information as a business conducted by Gaiam may not be representative of our results as an independent public company, page 14

23.	Where possible, please provide quantitative information to enable investors to assess the magnitude of the risk, including, but not limited to, (i) costs of operating as a stand-alone company; (ii) costs relating to replacement of services in the event of termination of the intercorporate services agreement with Gaiam; and (iii) other specific costs of which you are aware that would cause your historical pro forma financial information not to be representative of the results you would have achieved as a separate publicly-traded company, or that may cause this information not to be indicative of future results.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 14 of the section entitled “Risk Factors Related to our Relationship with Gaiam” to include the following sentences: “The historical costs and expenses reflected in our consolidated financial statements include amounts for certain corporate functions historically provided by Gaiam, including costs of fulfillment, systems, finance and other administrative services, and income taxes. These expense allocations were developed on the basis of what we and Gaiam consider to be reasonable prices for the utilization of services provided or the benefits received by us.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

and

“We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Gaiam, including changes in our employee base, changes in our tax structure, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company, such as audit fees, directors and officers insurance costs and compliance costs, nor have we made offsetting adjustments to reflect the benefits of and income expected from this offering, as these factors are presently difficult to quantify.”

Our ability to operate our business effectively may suffer if we or Gaiam terminate our intercorporate services agreement, page 14

24.	If Gaiam can terminate the intercorporate services agreement prior to its expiration without cause, please disclose this. In addition, as you are controlled by Gaiam, please discuss, if material, the risk that Gaiam could cause you to terminate the agreement prior to its expiration when it is more in Gaiam's interest than the company's to do so.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 14 of the section entitled “Risk Factors Related to our Relationship with Gaiam” to include the following sentences: “We may elect to continue this agreement for eighteen months following the completion of this offering and, provided we are not in material default under this agreement, Gaiam may not terminate this agreement during this time if it owns more than 20% of our outstanding common equity. Any decision by us to terminate this agreement would be approved by disinterested members of our management and board of directors under our procedures regarding related party transactions.”

As a further response to the Staff’s comment, we also call the Staff’s attention to our response to Staff comment 77. We note in addition that because of our procedures for approving related party transactions, we do not believe there is a material risk that Gaiam could cause us to terminate the agreement prior to its expiration when it might be more in Gaiam’s interest than ours to do so. Accordingly, we have not modified our disclosure to discuss this risk.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Gaiam common stock ..., page 15

25.	We note that you disclose that Gaiam does not intend to acquire solar energy businesses. Please elaborate on what type of business or technology would be complementary to both of your businesses so that investors can better understand the risk.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 15 of the section entitled “Risk Factors Related to our Relationship with Gaiam” to include the following sentences: “For example, corporate opportunities may arise that are applicable or complementary to both of our businesses and that each business would be free to pursue, such as the potential acquisition of a particular business or technology focused on environmental sustainability including renewable energy sources, energy efficiency or energy use reduction. However, Gaiam does not intend to acquire businesses that are focused on solar energy.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

The market price of our Class A common stock may be volatile …, page 16

26.	It is not clear how the risks disclosed in the last two bullet points apply specifically to you. For example, as you currently do business only in Colorado and California, it is unclear how you would be affected by global political instability. Please revise to the extent necessary to explain how these factors affect you with more specificity, or remove.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 17 of the section entitled “Risk Factors Related to this Offering” to delete the final bullet, and to modify the penultimate bullet to read as follows: “economic and other external factors that impact purchasing decisions of our potential customers.”

Information regarding forward-looking statements, page 19

27.	Please remove references to the Private Securities Litigation Reform Act, as it does not apply to statements made in connection with an IPO. Please see Securities Act Section 27A(b)(2)(D).

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 19 of the section entitled “Information Regarding Forward-Looking Statements” to remove the reference to the Private Securities Litigation Reform Act.

Use of Proceeds, page 20

28.	Other than the portion of the net proceeds which will be used to repay Gaiam ($19.8 million), you do not provide a reasonable account of the use of the remaining proceeds. We note that you also do not make provisions for payment of the expenses related to the offering.

•	Please explain the numerous factors that you refer to in the last sentence of the second paragraph.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 20 of the section entitled “Use of Proceeds” to include the following sentence: “The amounts and timing of our actual expenditures will depend upon numerous factors, such as our ability to attract new solar energy customers, market acceptance of our product offerings, the cost of ongoing upgrades to our product offerings, our level of expenditures for sales and marketing, our level of investment in support systems and facilities, the availability of market expansion opportunities and other market conditions.”

•

Further, to the extent that in your amended filing you will not provide a reasonably detailed account of all of the net proceeds of the offering, in accordance with Item 504 of Regulation S-K incorporate in your disclosure a brief discussion of the principal reasons for the offering.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 20 of the section entitled “Use of Proceeds” to include the following sentences: “We expect to use approximately $             of the net proceeds to pay expenses related to this offering. While we do not currently have a specific plan for the use of the balance of the net proceeds, our principal reason for this offering is to provide adequate funds for our working capital needs and general corporate purposes, which may include future acquisitions of businesses.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Capitalization, page 21

29.	Please tell us why you have disclosed deferred tax assets and deferred tax liabilities as part of your capitalization table.

Company Response: In response to the Staff’s comment, we call to your attention that, as indicated in footnote (3) to the capitalization table on page 21, the offering will impact the amounts of deferred income tax assets and liabilities recorded by the Company. After the date the Company ceases to be a member of Gaiam's consolidated group for federal income tax purposes, to the extent the Company becomes entitled to utilize loss carryforwards from its separate tax returns, the Company will distribute to Gaiam the tax effect of the amount of such tax loss carryforwards so utilized. Although not a traditional item of capitalization, the Company believes that reflecting the actual, pro forma, and pro forma as adjusted deferred tax assets and deferred tax liabilities would provide investors the most complete disclosure regarding the impact the offering will have on the Company's balance sheet.

Unaudited Pro Forma Consolidated Balance Sheet, page 25

30.	It appears that your unaudited pro forma consolidated balance sheet does not include all of the assets of Carlson Solar as disclosed in the Carlson Solar balance sheet found on page F-32. Please revise your pro forma balance sheet to clearly set out Carlson Solar's historical assets and liabilities and the adjustments to those balances which brings you to the pro forma amounts. In this regard, we would expect to see an adjustment which relates to the allocation of the purchase price and a corresponding footnote which clearly sets out the allocation of the purchase price of Carlson Solar. In part, the footnote should clearly disclose the nature of the intangibles and goodwill you have acquired and what factors contributed to this portion of your purchase price being allocated to goodwill and intangibles. Additionally, if this purchase price allocation is preliminary, please clearly disclose that fact. Please refer to Rule 11-02 of Regulation S-X.

Company Response: In response to the Staff's comment, we have modified the “Unaudited Pro Forma Consolidated Balance Sheet” contained on page 25 to clearly set out Carlson Solar’s historical assets and liabilities and the adjustments to those balances which brings us to the pro forma amounts. We have included an adjustment which relates to the allocation of the purchase price, along with the corresponding footnotes on page 26:

“(1)

To record the $3,210,000 cash paid as purchase consideration for Carlson Solar, to record the estimated transaction costs of approximately $200,000, and to record the preliminary allocation of the purchase price based on the estimated fair value of assets acquired and liabilities assumed. Certain of the purchase price allocations are preliminary and may be different from the final allocation of the purchase price.

(in thousands)
Calculation of purchase price:
Cash consideration	$3,210	(a)
Estimated transaction costs	200

Total purchase price	$3,410

Preliminary allocation of purchase price:
Accounts receivable	$336
Inventory	1,262
Other assets	195
Property & equipment	199
Current liabilities	(975)
Non-compete	100
Intangible – trademarks & copyrights	200
Goodwill	2,093	(a)

Total purchase price	$3,410

(a)	Based on the aggregate cash purchase price pursuant to the Carlson Solar purchase agreement. See also Note 2.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

(2)

As additional consideration to the Marin Solar and Carlson Solar acquisitions, we granted to the sellers warrants to purchase an aggregate of 70,000 shares of our Class A common stock at an exercise price of $3.20 per share. The warrants have a seven year term and vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of us to be less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter. We have not yet recognized the contingent consideration because its amount is not determinable beyond a reasonable doubt. At the time any of the consideration becomes probable and can be estimated, we will recognize it as additional purchase price and allocate it to goodwill.

(4)

To record the excluded assets and liabilities mandated in the Carlson Solar purchase agreement consisting of $309,000 of cash and cash equivalents and $498,000 of two vendor liabilities. This liability is retained by Gaiam until the discharge of these excluded liabilities post closing. The assets acquired were determined to have all the necessary inputs and processes necessary for the transferred assets to continue to conduct normal operations after acquisition.”

31.	Please clearly indicate in a footnote why you are recording an adjustment to minority interest as part of your acquisition of Carlson Solar.

Company Response: In response to the Staff's comment, we have added a footnote to the “Unaudited Pro Forma Consolidated Balance Sheet” on page 26 to state the following: “(3) To record the 11.6% minority interest in our Real Goods Carlson Inc. subsidiary that acquired certain of the assets and assumed certain liabilities of Carlson Solar. The income statement component reflects the effects of the transactions discussed in Notes 1 and 2 to the “Unaudited Pro Forma Consolidated Statement of Operations” for Carlson Solar.”

Unaudited Pro Forma Consolidated Statement of Operations, page 26

32.	We are unable to reconcile income tax expense for Marin & Carlson of $352 to the statement of operations for each company found later in this registration statement. Please advise or revise.

Company Response: In response to the Staff's comment, in the “Unaudited Pro Forma Consolidated Statement of Operations on page 27, we have revised the income tax expense for Marin and Carlson to “$26,000” and the pro forma adjustment to the income tax expense to “$279,000,” and we have added the following footnote: “(2) To record the tax impact of historical operations and the amortization of marketing-related intangibles discussed in Note 1 using our estimated effective tax rate of 39.5%. This rate reflects the expected federal income tax expense at a statutory rate of 34%, the effect of our permanent differences, and the expected state income tax expense, net of federal benefit and utilization of net operating loss.”

33.	We note you have recorded an adjustment related to general and administrative expense and income tax benefit for amortization of marketing-related intangibles. Please clearly disclose in your footnote the assumptions used in this calculation, including the income tax rate and why you believe this rate is reasonable.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Company Response: In response to the Staff's comment, in the “Unaudited Pro Forma Consolidated Statement of Operations on page 27, we have included the following footnotes:

“(1)	To record amortization of marketing-related intangibles as a result of the preliminary purchase price allocations for Marin Solar and Carlson Solar.

(2)

To record the tax impact of historical operations and the amortization of marketing-related intangibles discussed in Note 1 using our estimated effective tax rate of 39.5%. This rate reflects the expected federal income tax expense at a statutory rate of 34%, the effect of our permanent differences, and the expected state income tax expense, net of federal benefit and utilization of net operating loss.”

34.	Please ensure you have included all appropriate adjustments and have clearly explained the adjustments in footnotes to the pro forma financial statements as required by Article 11-02(b)(6).

Company Response: In response to the Staff’s comment, we advise you that we have included all appropriate adjustments and have clearly explained the adjustments in footnotes to the pro forma financial statements as required by Article 11-02(b)(6) of Regulation S-X.

Management’s discussion and analysis of financial condition and results of operations, page 29

Mergers and Acquisitions, page 29

Carlson Solar, page 30

35.	Please identify the amount of the “certain” liabilities you assumed from Carlson Solar.

Company Response: In response to the Staff's comment, we have included the amount of the liabilities assumed, $975,000, as a part of our purchase price allocation in Note 1 to the Unaudited Pro Forma Consolidated Balance Sheet on page 26. We have revised the disclosure contained on page 31 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Mergers and Acquisitions—Carlson Solar” to conform to the more accurate description of Note 11 to our Financial Statements.

Critical Accounting Policies and Estimates, Goodwill, page 30

36.	Because goodwill represents such a significant portion of your assets and you have indicated that "the annual process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment..." please amend your filing to clearly identify and quantify the specific factors you use in your goodwill impairment analysis. If appropriate, please also disclose what impact a change in these estimates may have on your analysis.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 31 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill” and on page F-8 of the section entitled “Notes to Consolidated Financial Statements, Note 2, Significant Accounting Policies—Goodwill and Other Intangibles” to include the following sentences: “Since we operate in only one business segment, we assess impairment at the enterprise level. The annual process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Historically, Gaiam has used a market value method for purposes of testing its reporting units for potential goodwill impairment. Factors historically considered by Gaiam were comparable company market values and the ratio of enterprise value to revenue. In assessing our goodwill for impairment, we plan to use a combination of factors, including comparable company market values and multiples of revenue to the extent the information is available. If comparable market

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

information is insufficient, we expect to supplement our assessment with other approaches, such as present value techniques, which will require us to make estimates and judgments about our future cash flows. These cash flow forecasts will be based on assumptions that are consistent with the plans and estimates we use to manage our business. Application of alternative assumptions could yield significantly different results.”

Critical Accounting Policies and Estimates, Stock-Based Compensation, page 31

37.	We note your reference to the independent valuation firm. Please name these experts and provide their consents as required by Section 436(b) of Regulation C or delete your reference to them.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 32 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and on page F-9 of the section entitled “Notes to Consolidated Financial Statements, Note 2, Significant Accounting Policies—Share-Based Compensation” to include the following sentence: “In determining the estimated fair value of our common stock at the date of grant of stock awards, we set the market value based on the combination of two factors: an independent offer to purchase a portion of us in exchange for preferred stock and the value of recent acquisitions.”

In addition, we advise you that we requested that the independent valuation firm consent to our identification of them in our registration statement which they declined to do because the regarded their valuation as preliminary.

Results of Operations, page 32

38. We note that your revenue has increased as a result of the November 2007 Marin Solar acquisition and increased penetration in existing markets. Please quantify the amounts of the revenue increase that are attributable to each of these items. Similarly, with regard to your comparison of the year ended December 31, 2006 to December 31, 2005, please disclose the amount of the increase in your revenue that was attributable to increased sales in California versus the launch of your installations in Colorado. In general, when you cite multiple reasons for material fluctuations in financial statement line items in MD&A, you should quantify the amount of the fluctuation that is attributable to each cause.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 33 in the first paragraph of the section entitled “Results of Operations—Year Ended December 31, 2007 Compared to Year Ended December 31, 2006” to include the following sentence: “This increase in net revenue primarily reflects $1.3 million additional revenue recognized in the Northern California market as a result of the acquisition of Marin Solar in November 2007, with the majority of the remaining increase coming from increased penetration in existing markets.”

In further response to the Staff’s comment, with respect to the first paragraph of the section entitled “Results of Operations—Year Ended December 31, 2006 Compared to Year Ended December 31, 2005” on page 33, we advise the Staff that in accordance with FASB Statement 131, paragraphs 104 through 107, and for competitive confidentiality reasons, we are not providing revenue figures by U.S. state or market territory.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Liquidity and Capital Resources, page 33

39.	You state that part of your capital needs arise from replacement, expansion and improvements to your “infrastructure.” If you anticipate any material capital expenditures, please disclose them as required by Item 303(a)(2) of Regulation S-K.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 34 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” to include the following sentence: “We did not have any material commitments for capital expenditures as of December 31, 2007, and we do not presently have any plans for future material capital expenditures.”

Contractual Obligations, page 35

40.	Please tell us what consideration you have given to filing the operating leases and service agreements that are included in this table as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K.

Company Response: In response to the Staff’s comment, we advise you that we have determined that none of the operating leases, service agreements or other obligations included in the table under the heading “Contractual Obligations” is a material contract as described in Regulation S-K Item 601(b)(10). We further advise you that we will be filing our Intercorporate Services Agreement with Gaiam as Exhibit 10.6 to our registration statement.

Business, page 38

Introduction, page 38

41.	In the third paragraph you state that you believe to have the lowest customer acquisition costs in the industry. Given the highly fragmented nature of the industry you operate in, please provide some basis for this assessment.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 1 of the section entitled “Prospectus Summary—Overview,” on page 30 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and on page 39 of the section entitled “Business—Introduction” to include the following sentence: “Our focused customer acquisition approach and our efficiency in converting leads into customers enable us to have what we believe are low customer acquisition costs.”

42.	On the second paragraph of your Sales and Marketing discussion on page 45, you state that your "... customer service staff is trained in cross-selling of ..." your products. We note that in other parts of the prospectus you mention products other than solar panels without identifying what they are. In accordance with Item 10l (c)(l)(i) of Regulation S-K please identify these products. If the sales of these products, or any class of similar products or services exceed 15% of your revenue, then disclose the amount or percentage of revenue that these products contributed over the last three years, as required by Item 101(c)(1) of Regulation S-K. In addition, please disclose, where appropriate, the number of professional staff dedicated to customer service.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Company Response: In response to the Staff's comment, we advise the Staff that in order to generate leads for potential solar energy system sales in a more cost effective manner than by using conventional marketing methods, we offer a broad array of products focused on renewable energy and sustainable living including solar PV modules, inverters, books and DVDs on renewable energy and sustainable living, products for solar and other water heating, green building products and systems, air purification products, water conservation and purification products and other solar and sustainable living related products. Where our sales involve services, we do not separately invoice for products and services. In addition, the percentage of our professional staff that is dedicated to customer service is not material.

Services, page 43

43.	In the first paragraph you refer to your customer’s unique needs and circumstances. Please expand your discussion to identify such unique circumstances (for example whether they relate to installment configuration and implementation or the custom manufacturing of PV modules or inverters).

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 44 of the section entitled “Business—Services” to include the following sentences:

“We offer turnkey services to our solar energy customers, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. We install residential and small commercial systems that are generally between 1 kW and 500 kW output, with the average residential installation being approximately 4 kW output.

We design and build our solar energy systems to meet each customer’s individual needs and circumstances. We assess a customer’s annual power requirements and average daily consumption rates in different seasons of the year to size the solar energy system and engineer its wiring. We assess the customer’s roof size, configuration, and composition to determine the optimum location for the solar PV modules. We factor in information about the customer’s electrical service territory and its rate structures, and we identify the customer’s budget and preferred financing method, as well as the customer’s aesthetic preferences. We also identify the relevant federal, state and local regulations, including building codes, that are important to the cost, operation and return on investment of the customer’s solar energy system, as well as relevant tax rates and various other factors. We assess this data using solar monitoring tools and analytical calculations, which enable us to design a solar energy system to a size and configuration that maximizes energy efficiency for each customer’s circumstances.

We prepare final construction plans to obtain a building permit which is necessary for rebate processing. We also provide customers with a return on investment analysis and determine the rebates and performance-based incentives that are available to each customer. As soon as the building permit is approved, our installation professionals begin the installation by placing metal racking on the customer’s roof (or by building a ground mount if indicated), followed by installation of the solar PV modules, inverter(s) and the balance of systems components and safety equipment.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

44.	In the middle of the first paragraph you refer to your analytical tools. Please explain what they are.

Company Response: In response to the Staff's comment, we have provided further discussion about our analytical tools and methods in the disclosure that we added in response to Staff comment 43.

45.	In the second paragraph you state that your engineering professionals design the solar energy systems. Please expand your discussion to further elaborate on what is involved in the design process. We note that in your discussion of Employees on page 48 you do not break down categories of employees. If the design is an essential part of the service that you provide and you have a dedicated team of engineering professionals involved in such process, please make the appropriate disclosures to provide the investors with a better understanding of your business processes.

Company Response: In response to the Staff's comment, we have provided further discussion of our design services in the disclosure we added in response to Staff comment 43.

46.	Please disclose whether the solar PV modules and inverters are standard products or whether they have to be customized per the customer specifications.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 44 of the section entitled “Business—Services” to include the following sentence: “ We do not custom manufacture solar PV modules or inverters. Rather, we purchase these manufactured components for incorporation into our constructed solar energy systems.”

47.	In the last paragraph you explain the payment terms for the solar energy systems. In Note 2 to the financial statement on page F-7, you discuss the items that you and Gaiam keep in inventory. We further note your discussion regarding Liquidity and Capital Resources on page 33 where you state that you use working capital to fund the purchase of the solar energy system components. In an appropriate section of the Business discussion, please explain your industry practices related to the working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

Company Response: In response to the Staff's comment, we have revised our disclosure contained on page 46 in the section entitled "Services" to include a new last paragraph under the subheading “Working Capital Items” as follows: “For purchases of a solar energy system, we typically require a deposit upon execution of the purchase contract, payment of 80% of the balance upon delivery of materials and the balance upon building department sign off. The price we invoice customers for solar energy systems is net of any available incentive or rebate which is assigned to us and which we then process and collect. We typically hold enough solar energy system components in inventory at one of our warehouse facilities to supply our delivery requirements. Payment terms with component vendors are typically on revolving credit limits that generally range from 45 to 90 day terms. Gaiam fulfills approximately 80% of our catalog and Internet sales through its central distribution center. We pay Gaiam, through our Intercorporate Services Agreement, supplier product costs, order fulfillment fees, and freight charges to drop-ship these sales to our customers.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Solar Energy Systems, page 43

Warranty Terms, page 44

48.	Please disclose whether the manufacturer's warranty of solar PV modules is handled directly by the manufacturer and whether you have a role, if any, in handling product warranty claims.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 45 of the section entitled “Business—Services—Warranty Terms” to include the following sentences: “As required by these states, we offer a 10-year parts and labor warranty in California and a five-year parts and labor warranty in Colorado, which may also involve claims of property damage arising from the installation. We generally handle manufacturer warranty claims for solar PV modules as part of our customer service offerings and are reimbursed by the manufacturers for our labor and materials. Historically, our costs associated with warranty claims have been minimal.”

Sales and Marketing, page 45

49.	Under “Competitive Advantages” in the Summary and on page 40, you state that your business model gives you a “unique cross-marketing advantage” through your catalog and Internet sales, visitors to the Solar Living Center and existing customers. Other than with respect to the Solar Living Center, it is unclear how any of these channels is ‘unique’. Please explain what makes your marketing unique and gives you a competitive advantage in this section.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 41 of the section entitled “Business—Competitive Advantages—Low Cost Customer Acquisition Model” to include the following sentence: “Our business model gives us a significant cross-marketing advantage by providing us access to potential purchasers of solar energy systems through our catalog and Internet sales, and from visitors to our Solar Living Center and from Gaiam’s 8 million direct customers.”

In addition, we have revised the disclosure contained on page 46 of the section entitled “Business—Sales and Marketing” to include the following sentences: “We believe that our business model gives us a significant cross-marketing advantage by providing us access to potential purchasers of solar energy systems through a variety of existing sales channels and selective customer bases, through which we are able to market to a highly targeted group of potential customers who have likely purchased other renewable energy and sustainable living products and resources in the past. We believe that this cross-marketing ability lowers our customer acquisition costs to below what we estimate they would be if we were to rely solely on traditional marketing methods such as print, radio, television and Internet search words.”

50.	At the beginning of the second paragraph you state that you perform certain complementary services. Please describe what they are.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 46 of the section entitled “Business—Sales and Marketing” to include the following sentence: “To enhance our solar energy integration business by generating leads of potential solar energy system customers and promoting our brand awareness, we operate our Solar Living Center, distribute our catalog nationally and maintain our website.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

51.	In the third paragraph, you refer to the utilization of “a focused customer qualification process.” Please describe this process and what it involves.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 46 of the section entitled “Business—Sales and Marketing” to include the following sentences: “After we receive these high-quality leads, our sales representatives conduct an extensive telephone interview of the potential customer during which we determine, among other things, information about the customer’s site, location, and solar exposure, and that the customer and any relevant family member or co-owner is genuinely interested in and able to finance the purchase of a solar energy system. We use this focused customer qualification process to identify which potential customers are most likely to respond positively to our direct sales efforts before we make a site visit to the customer’s location.”

52.	In the first paragraph on page 47, you refer to the Solar Living Center as “a world-famous demonstration site for the technology and culture of solar living.” Please provide some basis for making this assertion, or otherwise refrain from making subjective statements.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 48 of the section entitled “Business—Sales and Marketing” to include the following sentence: “The Solar Living Center is a demonstration site for the technology and culture of solar living, with interactive educational displays.”

Customers, page 47

53.	Please consider providing the investors with an understanding of the respective percentage of revenues derived from residential and commercial customers. We note that the size of projects for commercial customers appears to be significantly larger than for residential.

Company Response: In response to the Staff’s comment, we advise the Staff that we do not currently track our revenues on the basis of whether a customer is a residential or commercial customer, nor do we anticipate doing so in the future.

Suppliers, page 47

54.	We note your disclosure in the risk factor “We depend upon a limited number of suppliers for the components used in our solar energy systems” on page 11. Please expand your discussion in this section to address whether. if you were to lose one of your suppliers, you would be likely to find a suitable replacement and the effect that the process may have on your business.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 48 of the section entitled “Business—Suppliers” to include the following sentences: “We currently purchase the components we use in our solar energy systems on a purchase order basis from a select group of manufacturers or suppliers. If we are unable to purchase from any of these sources in the future, we do not believe we would have difficulty in securing alternative supply sources, because all of the components we use in our solar energy systems are readily available from a number of different sources.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

55.	Based on your disclosures in the risk factor “Shortages in the supply of silicon could adversely affect the availability and cost of the solar PV modules used in our solar energy systems” on page 12, please identify silicon as the basic raw material used in the manufacturing of the solar PV modules and how shortage of its supply affects your business.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 48 of the section entitled “Business—Suppliers” to include the following sentences: “Silicon is one of the primary materials used in the manufacture of solar PV modules. The worldwide market for silicon from time to time experiences a shortage of supply, primarily because of demand for silicon by the semiconductor industry. Shortages of silicon could adversely affect the availability and cost of the solar PV modules we use in our solar energy systems.”

56.	Please discuss whether you have any agreements for the supply of the modules, inverters and other components you sell and service.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 48 of the section entitled “Business—Suppliers” to include the following sentence: “We currently purchase the components we use in our solar energy systems on a purchase order basis from a select group of manufacturers or suppliers.”

Competition, page 47

57.	In accordance with Item 10l(c)(l)(x) of Regulation S-K, please discuss your competitive position in the California and Colorado markets.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 48 of the section entitled “Business—Competition” to include the following sentences: “According to data published by the California Energy Commission, as of the end of 2007, we were one of the top two solar energy system installers in California both in terms of total sales (installed system price) and cumulative watts (installed system size). Based upon other information, we estimate that we are currently in the top three solar energy system installers in California. In Colorado our competitors include Namaste Solar Electric and REC Solar, but there is no published data regarding competitive positions in Colorado.”

Regulations, page 47

58.	In accordance with Item 101(c)(1)(xii) of Regulation S-K, please disclose whether your business is subject to compliance with any laws and regulations regarding the environment and the impact that such compliance may have on your business.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 49 of the section entitled “Business—Regulations” to include the following sentence: “Our operations are also subject to generally applicable laws and regulations relating to discharge of materials into the environment and protection of the environment; however, because our operations do not typically involve any such discharge, there are no material effects on our business relating to our compliance with such environmental laws and regulations.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Intellectual Property, page 48

59.	We note that in your Corporate Information discussion on page 4, you list “Real Goods Solar” and “Real Goods Renewables” as two of your tradenames. Please include them in your Intellectual Property discussion. Further, in accordance with Item 101(c)(1)(iv) of Regulation S-K, please discuss the importance of the duration and effect that these trademarks have on your business. We note your discussion throughout the prospectus regarding the importance of brand recognition.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 49 of the section entitled “Business—Intellectual Property” to include the following sentences: “We have registered the trademarks “Real Goods” (effective in 1993 and renewed once) and “Own Your Power” (effective in 2008) with the U.S. Patent & Trademark Office. These registrations are each valid for ten years and we endeavor to keep such registrations valid by filing all required renewal forms when due. We have also registered the trade names “Real Goods Solar” and “Real Goods Renewables” in Colorado and “Own Your Power” in California.”

Management, page 49

Officers and Key Employees, page 492 [sic]

60.	You state that Mr. Schaeffer has served as your Chief Executive Officer since 1986. Since you also disclose that the business did not exist as a separate entity within Gaiam until January 2008, please identify the legal entity for which Mr. Schaeffer served as Chief Executive Officer.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 50 of the section entitled “Management—Officers and Key Employees” to include the following sentences: “Mr. Schaeffer founded our business in 1978 and serves as our Chief Executive Officer. Prior to 2008, Mr. Schaeffer served as the Chief Executive Officer of our predecessor, Real Goods Trading Corporation since 1986.”

61.	Please clarify Ms. Valentine's business experience for the last five years. It is unclear whether she was employed by NTT Communications after the acquisition of Verio or in what capacity.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 50 of the section entitled “Management—Officers and Key Employees” to include the following sentences: “Ms. Valentine has served as Gaiam’s Chief Financial Officer since April 2006. From March 2000 to March 2006, Ms. Valentine served as acting Chief Financial Officer and Controller for Verio Inc., a worldwide Internet service provider, where she managed all financial matters for global operations. Verio was purchased in 2000 for $6.5 billion by NTT Communications Corporation. From April 1983 to March 2000, Ms. Valentine held various financial positions at Corporate Express, Inc. up to and including Vice President and Controller. She was an integral member of the management team that grew Corporate Express from $30 million to $3 billion in revenue in less than five years.”

Non-Management Directors, page 50

62.	For Mr. Argyropoulos, briefly describe his business experience during the past five years, including his principal occupations and employment and the name and the principal business of any corporation or other organization in which his occupations and employment were carried on.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Company Response: In response to the Staff's comment, we advise you that during the past five years, Mr. Argyropoulos has been engaged as a private investor and does not have any other principal occupation, employment or business affiliation to disclose for this period.

63.	Please expand the business experience of Mr. Nark to cover the period from January 2006 through August 2007.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 51 of the section entitled “Management—Non-Management Directors” to include the following sentence: “From July 2006 until August 2007, Mr. Nark served as a partner at Leonard Green and Partners, a private equity investment firm based in Los Angeles, California.”

Executive Compensation, page 52

Compensation Discussion and Analysis, page 52

Overview of our Compensation Program and Philosophy, page 52

64.	In the fourth paragraph you state that a number of factors related to the company's performance are taken in consideration for purposes of making compensation decisions. Please disclose the extent that individual performance is judged through achievement of individual performance goals prior to making any compensation decisions. In this regard, we note disclosure under “Base Salary” that individual performance is one factor considered in determining base salary.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 53 of the section entitled “Executive Compensation—Compensation Discussion and Analysis—Overview of Our Compensation Program and Philosophy” to include the following sentence: “The compensation committee may, when appropriate as determined on an annual basis, identify individual performance goals for executive and other officers which will play a significant role in determining such officers’ incentive compensation for that year and which will be taken into consideration in setting base salary for the next year.”

65.	In the fifth paragraph, based on your disclosure it seems that your chief executive officer will not determine the compensation of any named executive officer. To the extent this is true, and for purposes of removing any ambiguities, please include a similar disclosure in your prospectus.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 53 of the section entitled “Executive Compensation—Compensation Discussion and Analysis—Overview of our Compensation Program and Philosophy” to include the following sentence: “Our Chief Executive Officer does not determine the compensation of any of our named executive officers.”

Elements of Our Compensation Program, page 52

66.	Please identify the performance goals and thresholds you refer to in your discussion of Annual Incentive Bonus, as they appear to be material in determining the amount of bonus to be paid.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 54 of the section entitled “Executive Compensation—Compensation Discussion and Analysis—Elements of Our Compensation Program—Annual Incentive Bonus” to include the following sentences: “Both our and an individual’s performance goals are expected

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

to be established annually, and based upon both our and individual achievement of such goals, our executive officers’ annual incentive bonus potentials are expected to be from approximately 20% to 40% of each executive officer’s base salary, depending upon his or her position. If either we do not achieve our performance goals, or if we achieve our goals but the individual does not, an incentive bonus award will not be granted pursuant to the objective performance goal.”

67.	With respect to the Long-Term Incentive Compensation, please expand your discussion to fully inform the investors about the substance of the compensation committees’ decisions resulting in the issuance of the awards.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 54 of the section entitled “Executive Compensation—Compensation Discussion and Analysis—Elements of Our Compensation Program—Long-Term Incentive Compensation” to include the following sentences: “Upon an executive officer’s hiring, the compensation committee will make its determination regarding long-term incentive compensation awards based upon prevailing compensation levels in the market for the individual’s position. Thereafter, such determinations will be based upon the executive officer’s past and expected future contributions to our business.”

68.	In the two paragraphs preceding the Summary Compensation Table, you discuss the committee’s consideration of the elements of compensation taken as a whole and individually; however, your discussion does not seem to address how the amounts paid or awarded under one compensation element affect the decisions you make regarding amounts paid or awarded under other compensation elements. Consistent with Item 402(b)(1)(vi) of Regulation S-K, please place in context how and why the determinations made by the compensation committee with regard to one compensation element may or may not have influenced decisions the compensation committee made with respect to other compensation elements it considered or awarded.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 54 of the section entitled “Executive Compensation—Compensation Discussion and Analysis—Elements of Our Compensation Program” to include the following sentences: “In setting compensation levels for a particular executive, the compensation committee will take into consideration the proposed compensation package as a whole and each element individually, but will not be expected to apply any specific formula in doing so. While the importance of one compensation element to another may vary among executive officers, the compensation committee will attempt to correlate the overall compensation package to each executive officer’s past and expected future contributions to our business.”

69.	With respect to options granted pursuant to the Incentive Plan, please provide a brief description of the vesting terms. To the extent that the vesting of the options is accelerated in connection with a change of control event, please describe the basis for selecting particular events as triggering payment (i.e. single vs. double trigger acceleration).

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 55 of the section entitled “Executive Compensation—Grants of Plan-Based Awards” to include the following sentences: “These options vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the options will vest each month thereafter.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Summary Compensation Table, page 53

70.	Please tell us where and how you accounted for the company’s matching contributions under the 401(k) plan. Please see item 402(c)(2)(ix) of Regulation S-K and related instruction. We note your Generally Available Benefit Programs discussion on page 57.

Company Response: In response to the Staff's comment, we advise you that we have determined that only Mr. Schaeffer participated in Gaiam’s 401(k) plan during 2007, and at the time Gaiam made matching contributions under that Plan, Mr. Schaeffer was not eligible for the matching contribution. Accordingly, we have deleted the following sentences from “Executive Compensation—Certain Other Plans and Arrangements—Generally Available Benefit Programs” on page 59: “During fiscal 2007, the named executive officers participated in a tax-qualified 401(k) Plan maintained by Gaiam, which made matching contributions beginning April 1, 2007. As of that time, under the Gaiam 401(k) Plan, all eligible employees were eligible to receive matching contributions from Gaiam, and this matching contribution was equal to $0.50 for each dollar contributed by an employee up to a maximum annual matching benefit of $1,500 per person. The matching contribution was calculated and paid on a payroll-by-payroll basis, subject to applicable federal limits.”

Grants of Plan-Based Awards, page 54

71.	Please explain why the Option Awards set forth in the Summary Compensation Table for Ms. Valentine are missing from the grants of Plan-Based Awards table. We make the same observation in the Outstanding Equity Awards at Fiscal Year-End table on page 54.

Company Response: In response to the Staff's comment, we advise the Staff that the Option Awards set forth in the Summary Compensation Table for Ms. Valentine were not granted during 2007 and so would not be appropriately disclosed on the Grants of Plan-Based Awards table.

We have revised the Grants of Plan-Based Awards Table contained on page 55 to include a grant of restricted shares of Gaiam Class A common stock made by Gaiam to Ms. Valentine during 2007, as follows:

	Real Goods Options				Gaiam Options
Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
John Schaeffer(1)	1/31/2008	270,000	$3.20	$471,549
Vilia Valentine (2)					6/19/07	1,154	$0.00	$19,999

(1)

These options were granted by our predecessor and approved by Gaiam’s board of directors effective July 30, 2007, and were assumed by us after our incorporation on January 29, 2008 and became options under the Incentive Plan on January 31, 2008. The grant date fair value of these options was determined in accordance with SFAS 123(R) using the Black-Scholes option pricing model. These options vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the options will vest each month thereafter.

(2)

This grant of restricted shares of Gaiam Class A common stock was made by Gaiam under its 1999 Long-Term Incentive Plan for all services rendered, only a portion of which were rendered to our company. The grant date fair value of this restricted stock was determined based on the closing price of Gaiam’s Class A common stock on the Nasdaq Global Market on the date of grant. These restricted shares vest 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

We have revised the Outstanding Equity Awards at Fiscal Year-End Table contained on page 56 to include outstanding grants made by both us and Gaiam, as follows:

	Real Goods Options					Gaiam Options
Name	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price	Option Expiration Date	Number of Securities Underlying Unexercised Options (#)				Option Exercise Price	Option Expiration Date
	Exercisable	Unexercisable				Exercisable		Unexercisable
John Schaeffer	—	270,000	(1)	$3.20	1/30/2015	7,000	(2)	1,000	(2)	$5.30	5/22/2010
Vilia Valentine						6,000	(2)	24,000	(2)	$16.00	4/10/2013
						3,000	(2)	27,000	(2)	$11.89	9/14/2013

(1)

These options were granted by us and vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting,2% of the options will vest each month thereafter. For further information, see footnote 6 to our audited financial statements for the fiscal year ended December 31, 2007, included elsewhere in this prospectus.

(2)

These options were granted by Gaiam under its 1999 Long-Term Incentive Plan. Gaiam’s options normally vest and become exercisable at 2% per month over the 50 months beginning in the eleventh month after date of grant. The exercise price of the options is normally equal to Gaiam’s closing stock market price on the date of grant and the options expire seven years from date of grant. For further information, see footnote 11 to Gaiam’s audited financial statements for the fiscal year ended December 31, 2007, included in Gaiam’s Annual Report on Form 10-K filed with the SEC on March 17, 2008.

Employment, Change of Control and Severance Arrangements, page 55

72.	To the extent required by Item 601(b)(10) of Regulation S-K, please file as exhibits the non-competition agreement referred to in this section.

Company Response: In response to the Staff's comment, we advise the Staff that we are filing the Form of Real Goods Solar, Inc. Employee Stock Option Agreement which contains the non-competition agreement referenced on page 56 under the section entitled “Executive Compensation—Employment, Change of Control and Severance Arrangements” as Exhibit 10.2 to our registration statement.

Certain Other Plans and Arrangements, page 55

The Real Goods 2008 Long-Term Incentive Plan, page 55

73.	In the second paragraph you state that the board of directors is expected to designate the compensation committee to administer the Incentive Plan; however, on the last sentence of the second paragraph on page 56 you state that the compensation committee will administer the plan and its decisions will be final and conclusive. Please revise your disclosures for consistency.

Company Response: In response to the Staff's comment, because our compensation committee has not yet been appointed to administer our Long-Term Incentive Plan, we have revised the disclosure contained on pages 57-58 of the section entitled “Executive Compensation—Certain Other Plans and Arrangements—The Real Goods 2008 Long-Term Incentive Plan” to change references to the “compensation committee” to references to the “Incentive Plan administrator.”

Generally Available Benefit Programs, page 57

74.	In the second paragraph we note your bracketed statement that suggests that some of the benefits may be provided by Gaiam. Please identify clearly the benefits to be provided by Gaiam and the plans pursuant to which these benefits may be provided.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 59 of the section entitled “Executive Compensation—Certain Other Plans and Arrangements—Generally Available Benefit Programs” to include the following sentences: “We also offer a number of other benefits to the named executive officers pursuant to benefit programs which have historically been provided through Gaiam and which provide for broad-based employee participation. We expect these benefits to continue to be provided under Gaiam benefit programs for the foreseeable future.”

Relationship with Gaiam, page 58

75.	To the extent applicable, please discuss the terms of the agreement pursuant to which Gaiam transferred the business to you in exchange for 10,000,000 shares of Class B common stock, as well as any provisions which have survived the transfer of the assets, including indemnification provisions.

Company Response: In response to the Staff's comment, we advise the Staff that there was no agreement pursuant to which Gaiam formed us as a wholly owned subsidiary.

76.	Please disclose, if true, that these agreements were not negotiated at arms’ length, and may not reflect terms that would be negotiated between independent parties.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 60 of the section entitled “Relationships with Gaiam” to include the following sentences: “On or after the completion of this offering, we will enter into the agreements with Gaiam described herein. Because these agreements were negotiated while we were a wholly owned subsidiary of Gaiam, they may not reflect terms as favorable as we might have obtained had these agreements been made with an unaffiliated third party.”

Intercorporate Services Agreement, page 58

77.	Please provide information on the material terms of the Intercorporate Services Agreement, including, but not limited to, its duration, the circumstances, if any, under which Gaiam may unilaterally terminate the agreement, and the anticipated amounts that you will be contractually obligated to pay Gaiam for its rendered services. The additional disclosure will allow the investors to understand the level and extent of your dependency on Gaiam and, to the extent material, your financial obligation to Gaiam during the term of the Intercorporate Services Agreement.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 60 of the section entitled “Relationships with Gaiam—Intercorporate Services Agreement” to include the following sentences: “Gaiam will agree to make each service available to us on an as-needed basis. The initial term of this agreement is from January 1, through December 31, 2008, and thereafter this agreement automatically renews on a quarter-to-quarter basis. We may elect to continue this agreement for eighteen months following the completion of this offering and, provided we are not in material default under this agreement, Gaiam may not terminate it during this time if it owns more than 20% of our outstanding common equity. Any decision by us to terminate this agreement would be approved by disinterested members of our management and board of directors under our procedures regarding related party transactions. We will pay a service charge that will generally reflect the same payment terms and be calculated using the same cost allocation methodologies for the particular service as those associated with our historical costs,

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

and the recipient will reimburse the provider any out-of-pocket expenses, including the cost of any third-party consents required. We and Gaiam will agree on the aggregate annual amount for a particular year that we will owe Gaiam for the services expected to be performed that year based upon the parties’ good faith estimates of those required services and the fees for such services. We expect to estimate the first year’s fees under this agreement sometime after we complete our first quarter of independent operations. These fees will be paid on a quarterly basis. The annual fee amount, as well as any quarterly changes, must be approved in writing by the disinterested members of each of our and Gaiam’s boards of directors.”

Tax Sharing and Indemnification Agreement, page 58

78.	Your disclosure here indicates that you will enter into a tax sharing and indemnification agreement on or before the completion of this offering. Your disclosure on page F-9 indicates that you have already entered into a tax sharing agreement with Gaiam. Please clarify for us if these are separate agreements.

Company Response: In response to the Staff's comment, we clarify for the Staff that the agreement referenced on page 60 under the heading “Relationships with Gaiam—Tax Sharing and Indemnification Agreement” and on page F-10 are the same agreement. We have therefore clarified this in our disclosure by including in Note 2 to our Consolidated Financial statements, “Significant Accounting Policies—Income Taxes,” the following sentence on page F-10: “We have agreed to enter into a tax sharing agreement with Gaiam on or before the completion of this offering providing payments to Gaiam as we utilize our NOL in the future.”

79.	Please disclose the length of the indemnity provisions under the Tax Sharing and Indemnification Agreement as well as any limits imposed on such indemnification obligations.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 61 of the section entitled “Relationships with Gaiam— Tax Sharing and Indemnification Agreement” to include the following sentences: “Under the Tax Sharing and Indemnification Agreement, we and Gaiam will each indemnify and hold harmless the other from and against any breach by a party of any representation, covenant, statement, promise or obligation of that party under this agreement. These indemnity obligations continue indefinitely, subject to any applicable statutes of limitations.”

Description of our capital stock, page 61

80.	Please include a brief description of the material terms of the warrants, including when they become exercisable and when they expire.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 64 of the section entitled “Description of our Capital Stock” to include the following sentences: “The warrants entitle the warrant holder to acquire the specified number of shares of our Class A common stock at an exercise price of $3.20 per share, and expire seven years from their respective dates of grant. The warrants vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter.”

Also in response to the Staff's comment, we have revised the disclosure contained on page F-16 of the section entitled “Notes to Consolidated Financial Statements, Note 9, Mergers and

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Acquisitions” to include the following sentences: “The warrants have a seven year term and vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter.”

Also in response to the Staff's comment, we have revised the disclosure contained on page F-17 of the section entitled “Notes to Consolidated Financial Statements, Note 11, Subsequent Events” to include the following sentences: “As part of the acquisition, as additional consideration, we granted warrants to purchase 30,000 shares of our Class A common stock at an exercise price of $3.20 per share, which will vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter. The warrants have a seven year term.”

Anti-Takeover Effects of our Articles of Incorporation and Bylaws, page 62

81.	Your discussion does not seem to be fully responsive to the requirements of Item 202(a)(5) of Regulation S-K. Please elaborate on how the provisions of your articles of incorporation and bylaws could delay, defer or prevent a change in control or similar extraordinary corporate transaction.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on pages 65 and 66 of the section entitled “Anti-Takeover Effects of our Articles of Incorporation and Bylaws” to include the following sentences: “After this offering, because Gaiam will have approximately             % of the total voting power of our common stock voting as a single class, Gaiam will be able to consent to certain actions in writing, without the need for additional shareholder approval or actions.”

and

“Our bylaws also provide that no shareholder proposal may be considered at a meeting of our shareholders unless the proposal relates to a matter on which a shareholder vote is required by our charter, bylaws or by applicable law.”

and

“After this offering, Gaiam will hold 100% of our Class B common stock and will beneficially own approximately             % of our outstanding shares of common stock, assuming Gaiam’s Class B common stock were converted into Class A common stock. In addition, immediately after this offering and assuming no conversion of any shares of Class B common stock, Gaiam will have approximately             % of the total voting power of our common stock voting as a single class. Consequently, Gaiam will be able to exert substantial influence over our company and control matters requiring approval by our shareholders, including the election of directors, increasing our authorized capital stock, financing activities, a merger or sale of our assets and the number of shares available for issuance under our Incentive Plan. Our articles of incorporation provide that our board of directors may authorize the issuance of preferred stock, subject only to the approval of holders of our Class B common stock. As a result of Gaiam’s control, no change of control of our company can occur without Gaiam’s consent.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Underwriting, page 68

82.	To the extent known by you, describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by you or your directors, executive officers or shareholders before the expiration of the lock-up period.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 71 of the section entitled “Underwriting” to include the following sentence: “The determination to release a party from the restrictions described above will be based on the expected impact on the trading price of our Class A common stock.”

83.	We note your disclosure regarding passive market making before the commencement of offers and sales of your Class A common stock on NASDAQ. Since this is the company's initial public offering, this disclosure appears to be in error. Please revise.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 73 of the section entitled “Underwriting” to remove this paragraph.

Financial Statements

Consolidated statement of operations, page F-4

84.	Your disclosures on page 38 indicate that you generate revenues from services provided to your customers and the sale of solar products. Please tell us what consideration you gave to the income statement requirements of Rule 5-03(b) of Regulation S-X.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 1 of the section entitled “Prospectus Summary—Overview,” on page 30 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” on page 39 of the section entitled “Business—Introduction” and on page 44 of the section entitled “Business—Services,” to include the following revised sentence: “We offer turnkey services to our solar energy system customers, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities.”

Also in response to the Staff’s comment, we clarify that we do not provide maintenance and monitoring services and, therefore, do not have revenues generated or reportable from such services.

Notes to consolidated financial statements

1. Principles of Consolidation, Organization and Nature of Operations, page F-7

85.	We note your disclosure in footnote 11—Subsequent Events indicating that you have an 88.4% ownership in a subsidiary which acquired Carlson Solar. Please revise your filing to include your accounting treatment for the ownership interest in this subsidiary.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page F-7 of the section entitled “Notes to Consolidated Financial Statements, Note 1, Principles of Consolidation, Organization and Nature of Operations” to include the following sentences: “The consolidated financial statements include the accounts of Real Goods Solar and its majority-owned or otherwise controlled subsidiaries. We have eliminated all significant intercompany accounts and transactions. Minority interests in operations of consolidated subsidiaries represents the minority holders’ percentage share of income or losses from the

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

subsidiaries in which we hold a majority, but less than 100 percent, ownership interest and consolidate the subsidiaries’ results in our financial statements. We have included the results of operations of acquired companies from the date of acquisition.”

In response to the Staff's comment, we have also revised the disclosure contained on page F-17 of the section entitled “Notes to Consolidated Financial Statements, Note 11, Subsequent Events” to include the following sentence: “Carlson Solar will be consolidated into our financial statements effective January 1, 2008.”

2. Significant Accounting Policies

Inventory, page F-7

86.	Your disclosure indicates that, “Gaiam owns inventory to fulfill catalog and ecommerce sales...” Please tell us and revise your filing to clarify under what circumstances Gaiam owns inventory and how you account for this activity.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page F-8 of the section entitled “Notes to Consolidated Financial Statements, Note 2, Significant Accounting Policies—Inventory” to include the following sentences: “Gaiam fulfills approximately 80% of our catalog and Internet sales through its central distribution center. We pay Gaiam, through our Intercorporate Services Agreement, supplier product costs, order fulfillment fees, and freight charges to drop-ship these sales to our customers. We determine the selection of products to be offered and set the sales price. We are responsible for the selling, marketing, and providing of these products to our customers and have our own customer service department to ensure the acceptability of our products. We bear the credit risk for the amount being billed to our customer. We leverage our multichannel distribution (catalog and web promotions, and our retail outlet located at the Solar Living Center), to market slow-moving or obsolete products.”

Also, we inform the Staff that after having applied the indicators in EITF 99-19, we have determined that revenues from products fulfilled by Gaiam should be reported based on the gross amount charged to customers.

Revenue Recognition, page F-8

87.	We note from your disclosure on page 43 and elsewhere in this registration statement that you provide maintenance and monitoring of your systems after they have been installed. Please tell us how you account for the revenues associated with these activities.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 1 of the section entitled “Prospectus Summary—Overview,” on page 30 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” on page 39 of the section entitled “Business—Introduction” and on page 44 of the section entitled “Business—Services,” to include the following revised sentence: “We offer turnkey services to our solar energy system customers, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities.”

Also in response to the Staff’s comment, we clarify that we do not provide maintenance and monitoring services and, therefore, do not have revenues generated or reportable from such services.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

4. Payable to Gaiam, page F-12

88.	Based on your disclosure here and on page 20 it appears that your intercompany debt with Gaiam has historically been interest free. Please enhance your disclosure to address the additional disclosures discussed in the response to question 4 of SAB Topic 1B:1.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page F-12 of the section entitled “Notes to Consolidated Financial Statements—Note 4, Payable to Gaiam” to include the following sentences: “Historically, Gaiam did not charge us interest on the intercompany borrowings. The transactions that generated the intercompany borrowings consisted of virtually all activities conducted by Gaiam on our behalf, including allocation of product and sales fulfillment costs, allocation of payroll costs, and funding used for and costs related to our business acquisitions, including the recent purchase of Marin Solar, Inc. (“Marin Solar”). The average balance due to Gaiam on the intercompany borrowings was $11,435, $12,857 and $15,103 for the years ended December 31, 2005, 2006 and 2007, respectively.”

9. Mergers and Acquisitions, page F-16

89.	We note that you have currently allocated $3.3 million of the total estimated purchase price of Marin Solar to goodwill and intangible assets. Please expand your disclosures to provide a description and allocation of the intangible assets and a description of the factors that contributed to this very significant portion of the purchase price being allocated to goodwill.

Company Response: In response to the Staff's comment, we advise the Staff that as we noted in our registration statement on Form S-1, we are in the process of preparing valuations of certain intangible assets acquired in this transaction and as a result, the allocation of the purchase price of Marin Solar is subject to refinement. The $3.3 million of disclosed goodwill and intangible assets currently includes both what we expect to be recognized as goodwill and what we expect to be recognizable as separable intangible assets; however, until we complete the valuations of the intangible assets, we cannot finalize our estimate of these separate components. Accordingly, we will provide the disclosure required by FASB Statement 141, paragraph 52, in the period in which the valuations are completed, but are not now able to expand our disclosure contained on page F-16 of the section entitled “Notes to Consolidated Financial Statements—Note 9, Mergers and Acquisitions.”

We made the following cited disclosure contained on page F-16 of the section entitled “Notes to Consolidated Financial Statements—Note 9, Mergers and Acquisitions” for the purpose of satisfying the disclosure requirements in FASB Statement 141, paragraph 51(b), to identify the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in the recognition of goodwill: “We acquired Marin Solar in order to expand our penetration into the Northern California solar energy market and enter the large installations market.”

Financial Statement Schedule II, page F-18

90.	Please include a roll forward of your warranty reserve or include the disclosure in a footnote to your financial statements.

Company Response: In response to the Staff's comment, we advise the Staff that warranty reserves are estimates of accrued liabilities, similar to vacation accruals, and thus need not be

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

included in Schedule II – Valuation and Qualifying Accounts under Rule 5-04 of Regulation S-X. Also, our warranty reserves are immaterial (based on our historical warranty expense experience) and, as such, are not required to be separately disclosed in our Notes to Consolidated Financial Statements.

Part II

Information Not Required in the Prospectus, page II-1

Indemnification of Directors and Officers, page II-1

91.

Please describe the “certain circumstances” pursuant to which your articles of incorporation eliminate the personal liability for monetary damages. Further, disclose whether any actions or inactions by the directors or officers would reduce or deny the directors or officers such indemnification protection.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page II-1 of the section entitled “Information Not Required in Prospectus—Item 14. Indemnification of Directors and Officers” to include the following sentences: “Colorado law currently provides for indemnification of directors, officers and other employees who are made party to a proceeding because of the person’s position as a director, officer or employee if: the person’s conduct was in good faith; the person reasonably believed that the person’s conduct in an official capacity was in the corporation’s best interests and in all other cases that the conduct was not opposed to the corporation’s best interests, and that in the case of a criminal proceeding that the person’s conduct was not unlawful. Colorado law prohibits such indemnification in a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation and in a proceeding in which the person was adjudged liable of having derived an improper personal benefit (C.R.S. § 7-109-101 et. seq. (1994)). Colorado law also provides for the elimination or limitation of the personal liability for of directors monetary damages for any breach of fiduciary duty as a director (except for breach of a director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful distributions, or any transaction from which the director derived improper personal benefit), or for any injury to persons or property arising from a tort committed by one of our employees, unless the director was either personally involved in the situation giving rise to the litigation or committed a criminal offense in connection with such situation. (C.R.S. § 7-108-402 (1994)). Our articles of incorporation eliminate the personal liability for monetary damages of, and provide indemnification to, our directors and officers to the fullest extent permitted by the Colorado Business Corporation Act.”

Recent Sales of Unregistered Securities, page II-1

92.	In accordance with Item 701 of Regulation S-K, please discuss the issuance of options following the assumption of the Gaiam options. Identify the exemption claimed as well as the factual basis for the exemption.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page II-2 of the section entitled “Information Not Required in Prospectus—Item 15. Recent Sales of Unregistered Securities” to include the following sentences: “Effective July 30, 2007, Gaiam’s then wholly owned subsidiary Gaiam Energy Tech, Inc. (“GETI”) made the following option grants, which were approved by Gaiam’s board of directors: to John Schaeffer an option to acquire 270,000 shares of GETI at an exercise price of $0.20 per share, and to Chris

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

Maxwell an option to acquire 30,000 shares of GETI, at an exercise price of $0.20 per share. The GETI option agreements provided that if Gaiam were to effect a reorganization by which a new entity became the parent of GETI, then upon approval of GETI’s board of directors the options would be converted into options of such new parent entity. Following our incorporation GETI became our wholly owned subsidiary, and on January 31, 2008 we made the following option grants: to John Schaeffer an option to acquire 270,000 shares of our Class A common stock at an exercise price of $3.20 per share, and to Chris Maxwell an option to acquire 30,000 shares of our Class A common stock at an exercise price of $3.20 per share. These transactions were not subject to the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) thereof, as a transaction by an issuer not involving a public offering.”

93.	To the extent that the warrants issued in connection with the acquisition of Marin Solar and Carlson Solar were covered under separate agreements (outside of the Stock Purchase Agreement and the Asset Purchase Agreements identified as Exhibits 10.2 and 10.3, respectively), please file the warrant agreements as exhibits to the extent required by item 601(b)(10) of Regulation
S-K.

Company Response: Our warrant agreements that are separate from the Stock Purchase Agreement now identified as Exhibit 10.3 and the Asset Purchase Agreement now identified as Exhibit 10.4 are not material contracts as described in Regulation S-K Item 601(b)(10).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please he advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

    Securities and Exchange Commission

    March 28, 2008

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Company Response: We acknowledge the Staff’s comments.

We appreciate the Staff’s efforts to provide us with comments on Amendment No. 1. Please feel free to contact me at 303-592-3156 if you have questions.

Sincerely,

/s/ Thomas R. Stephens

cc: Jirka Rysavy